Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX/NYSE American: SVM

Silvercorp Files Listing Application with the Hong Kong Stock Exchange

VANCOUVER, British Columbia – May 25, 2026 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to announce that the Company has filed an application (the “Listing Application”) with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with a proposed triple primary listing (the “Listing”) of its common shares (the “Shares”) on the Main Board of the Hong Kong Stock Exchange together with a global offering (the “Global Offering”) of the Shares.

A redacted version of the draft disclosure document for the Listing Application is available on the website of the Hong Kong Stock Exchange website at www.hkexnews.hk/app/appindex.html and on SEDAR+ under the Company’s profile at www.sedarplus.ca. A redacted version of the draft disclosure document for the Listing Application will also be submitted under cover of Form 6-K on EDGAR at www.sec.gov. The draft disclosure document for Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed by the Company in the documents it submits on SEDAR+ and EDGAR.

There is no assurance as to if or when the Listing and the Global Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

Regulatory

The Shares proposed to be issued in connection with the Global Offering have not been and will not be qualified by a prospectus in any jurisdiction in Canada and may not be offered or sold in Canada except pursuant to an available exemption from prospectus requirements under applicable Canadian securities laws.

The Shares described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “Securities Act”) or any state securities laws in the United States and may not be offered and sold in the United States or to or for the account or benefit of U.S. persons or person in the United States unless the Shares are registered under the Securities Act and any applicable state securities laws, or an exemption from the registration requirements of the Securities Act and any applicable state securities laws are available.

The Shares will be offered and sold only outside the United States to persons that are not, and are not acting for the account or benefit of, U.S. persons or persons in the United States, in reliance upon Regulation S under the Securities Act.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver

President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable securities laws relating to, among other things statements regarding the triple primary listing of the Shares on the Hong Kong Stock Exchange and a potential Global Offering. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including the Listing and Global Offering are subject to the receipt of all required regulatory approvals, market conditions and other factors; fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia, Ecuador and Kyrgyzstan; ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; integration and operations of Adventus and Chaarat ZAAV CJSC; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations(including flooding and severe weather); conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; uncertainties in geopolitical conditions; public health crises; the Company’s investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Listing Application, the Company’s Annual Information Form and in the Company’s Annual Report on Form 40-F, and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings which are available under its profile at www.sedarplus.ca and www.sec.gov.

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